UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 1-3919

KEYSTONE CONSOLIDATED INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

5430 LBJ Freeway, Suite 1740
Dallas, Texas 75240-2697
(972) 458-0028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[x]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Pursuant to the requirements of the Securities Exchange Act of 1934, Keystone Consolidated Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 22, 2013                                                            By:             /s/ Bert E. Downing, Jr.
Name:             Bert E. Downing, Jr.
Title:               Vice President, Chief Financial Officer,
      Corporate Controller and Treasurer